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                                                                EXHIBIT (12)(a)


                                  ONEOK, Inc.
                   Computation of Earnings to Fixed Charges


                                                      Three Months Ended
                                                           March 31,
(Unaudited)                                            2001        2000
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                                                    (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                        $  24,821     $ 16,220
  Other interest                                       12,547        5,151
  Amortization of debt discount and expense               167          614
  Interest on lease agreements                          1,408          620
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     Total Fixed Charges                               38,943       22,605
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Earnings before income taxes and
   income from equity investees                       103,403       98,117
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Earnings available for fixed charges                $ 142,346    $ 120,722
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Ratio of earnings to fixed charges                       3.66 x       5.34 x
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For purposes of computing the ratio of earnings to fixed charges, "earnings"
consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income from equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.